
02044842

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 05 2002
WASH. D.C. 155 SECTION

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED **DECEMBER 31, 2001**

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____ TO _______

Commission file number 1-3701

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION
(Full Title of the Plan)

AVISTA CORPORATION
1411 East Mission Avenue
Spokane, Washington 99202-2600
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

THE INVESTMENT AND EMPLOYEE STOCK
OWNERSHIP PLAN FOR EMPLOYEES OF
AVISTA CORPORATION

Financial Statements

Attached are the Plan's financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

See Exhibit Index on page 2-1.

EXHIBIT INDEX

Exhibit 23. Independent Auditors' Consent of LeMaster & Daniels, PLLC

Exhibit 23



LE MASTER &
DANIELS PLLC

SPOKANE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
WALLA WALLA
WENATCHEE
YAKIMA

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation of our report dated March 29, 2002, appearing in the Annual Report on Form 11-K of the Investment and Employee Stock Ownership Plan for Employees of Avista Corp. for the year ended December 31, 2001.

LeMaster & Daniels PLLC

Spokane, Washington
June 26, 2002

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Statements of Net Assets Available for Benefits

	December 31, 2001	December 31, 2000
ASSETS:		
Investments, at current value:		
Cash equivalents	$ 560,247	$ 388,377
Common stock	36,928,902	47,226,531
Mutual funds	82,495,130	95,299,730
Common/collective trust	20,467,595	19,737,422
Participant loans	2,094,587	2,162,547
Total investments	142,546,461	164,814,607
Receivables:		
Employer contributions	130,088	130,699
Employee contributions	302,207	305,776
	432,295	436,475
NET ASSETS AVAILABLE FOR BENEFITS	$142,978,756	$165,251,082

See accompanying notes to financial statements.

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,	
	2001	2000
ADDITIONS:		
Investment income:		
Interest and dividends	$ 4,394,660	$ 9,610,487
Net (depreciation) appreciation in current value of investments	(30,882,330)	4,614,407
	(26,487,670)	14,224,894
Contributions:		
Employer	3,763,553	4,774,151
Employee	8,170,039	7,766,003
Rollovers	544,712	2,009,006
	12,478,304	14,549,160
	(14,009,366)	28,774,054
DEDUCTIONS:		
Distributions to participants	8,205,338	14,626,476
Administrative expenses	57,622	31,217
	8,262,960	14,657,693
NET ADDITIONS (DEDUCTIONS)	(22,272,326)	14,116,361
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	165,251,082	151,134,721
End of year	$142,978,756	$165,251,082

See accompanying notes to financial statements.

Notes to Financial Statements

NOTE 1 —DESCRIPTION OF THE PLAN:

The following description of the Investment and Employee Stock Ownership Plan for Employees of Avista Corporation (Plan) provides only general information. Participants should refer to the Plan document for a more complete description.

a. *General* – Effective January 1, 1984, Avista Corporation (Corporation) established an Employee Investment Plan under Section 401(k) of the Internal Revenue Code as a supplemental plan to the Retirement Plan for Employees of Avista Corporation. The Plan, which was restated effective January 1, 1996, is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all statutory revisions thereto. The purpose of this Plan, in which participation is voluntary, is to encourage employees to systematically save a portion of their current compensation and to supplement their savings with contributions from the Corporation.

b. *Eligibility* – Prior to February 1, 1999, all employees (union and nonunion) were eligible to participate on the first day of the month following the completion of 12 months of service and 1,000 hours. As of February 1, 1999, all employees are eligible to participate after their first pay period.

c. *Funding policy* – Employee contributions are made by payroll deduction and transferred to the plan trustee as soon as practicable following the payroll period in which such amounts are withheld. The employer contribution is equal to 75% of the first 6% of compensation deferred. Employer contributions are made out of current or accumulated earnings of the Corporation.

d. *Employee contributions* – Plan participants make contributions during any payroll period for which they receive earnings as eligible employees in an amount equal to not less than 1% nor more than 15% of their earnings. Employee contributions represent tax-deferred compensation and may be invested in the employee's choice of various fund options (each with a different investment objective and risk) in the combination specified by the employee.

e. *Employer contributions* – The Corporation and most subsidiaries have an obligation to the trust fund for an amount equal to 75% of employee contributions that do not exceed 6% of the employee's salary. Employer contributions are first applied to the Employee Stock Ownership Plan (ESOP) Fund to set aside a fixed number of shares of Corporation stock (see note 5). If these shares do not satisfy the required employer contribution for the quarter, additional shares of Corporation stock are purchased from the Corporation or on the open market and applied to the Corporation Stock Fund. Shares are distributed to the accounts of participants in the proportion that each participant's contribution bears to total employee contributions for that quarter.

f. *Vesting* – Participant contributions are 100% vested at all times. Participants vest 100% in the employer matching contribution after one year of service.

NOTE 1 —DESCRIPTION OF THE PLAN (continued):

g. *Distributions* – Distributions to participants are permitted for termination, retirement, death, disability, or financial hardship as determined by the Compensation & Organization Committee. A participant with a financial hardship which imposes an immediate and heavy financial need that cannot be reasonably met by other sources may, with the approval of the Compensation & Organization Committee, withdraw a portion of his/her account balance subject to provisions of the Plan. Distributions on account of termination shall commence as soon as administratively feasible following the date a participant terminates employment. Distributions may be made in a lump sum, equal annual installments over a period not to exceed three years, or monthly installments over not more than 15 years.

h. *Participant loans* – Participants may borrow the lesser of $50,000 or 50% of their vested account balance, but in no case less than $1,000. Interest on the principal balance outstanding is charged at the prime rate plus 1%. Loans, which are secured by the participant's account balance, are repaid by payroll deduction over a term not to exceed five years (10 years for a primary residence loan).

i. *Administration* – The Plan is administered by the Compensation & Organization Committee consisting of directors and employees appointed by the Corporation's Board of Directors. Payment of certain administrative expenses is the responsibility of the Plan.

j. *Termination of the Plan* – The Corporation may discontinue employer contributions and terminate the Plan by resolution of the Board of Directors. In the event of termination, the rights of Plan participants are nonforfeitable. The assets will be distributed based on the value of a prior valuation date plus any employee and employer contributions made between the valuation date and the date the Plan is terminated. Any balance remaining in the trust fund will be allocated to Plan participants ratably in proportion to the values of their respective accounts.

NOTE 2 —SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. The accounting records of the Plan are maintained on the accrual basis. An addition is recorded and a receivable established for employer and employee contributions and investment income not received by the Plan prior to the Plan year end. A deduction is recorded and a liability established for obligations incurred in one period but paid in another.

b. Investments are stated at current market value, which is determined by using market quotations and other information available at the valuation date. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Corporation stock held in the Avista Corp. Stock Fund is valued at its quoted market price. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

c. Benefits are recorded when paid.

NOTE 2 —SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

d. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 —INCOME TAX STATUS:

The Plan obtained its latest determination letter in June 1998 in which the Internal Revenue Service stated that the Plan is qualified and the related trust is tax exempt under the appropriate sections of the Internal Revenue Code.

NOTE 4 —INVESTMENTS:

As of December 31, 2001, the Plan's investments were held by The Vanguard Group, Inc. Investments consist of the following investment funds:

a. *Vanguard Retirement Savings Trust* – Monies in this fund are invested in contracts issued by life insurance companies, commercial banks, and other conservative, short-term vehicles. The rate of return for this fund is generally expected to be higher than that of money market funds.

b. *Vanguard Total Bond Market Index Fund* – This fund invests in domestically issued investment grade securities with maturities in excess of one year.

c. *Vanguard Wellington Fund* – The objective of this fund is to provide a total return from a diversified portfolio of equity and fixed income securities. Monies are invested in cash equivalents, common stocks, and bonds.

d. *Vanguard Index 500 Fund* – This stock index fund attempts to duplicate the investment results of the Standard & Poor's 500 Index.

e. *Columbia Small Cap Fund* – This fund seeks capital appreciation through investments in smaller companies with above average growth potential. Small cap stocks are subject to price volatility and higher investment risk.

f. *Janus Worldwide Fund* – This fund seeks long-term growth by investing in both domestic and foreign stocks. Since it carries higher levels of risk and volatility, it is suited for the aggressive growth portion of a diversified account.

g. *Ivy International Fund* – The primary objective of this fund is to obtain long-term capital appreciation through an aggressive and value-oriented portfolio consisting primarily of stocks of international companies.

h. *Janus Twenty Fund* – This fund seeks long-term growth by investing in stocks. Since it carries higher levels of risk and volatility, it is suited for the aggressive growth portion of a diversified account.

NOTE 4 —INVESTMENTS (continued):

i. *Corporation Common Stock Fund* – Monies are invested and reinvested, including all income thereon, in common stock of the Corporation purchased on the open market or from the Corporation.

j. *Employee Stock Ownership Plan (ESOP) Fund* – Employer contributions purchase a fixed number of shares of common stock of the Corporation from a trust fund established on behalf of the Plan.

k. *Self-directed account* – This option provides participants with the opportunity to further diversify their investments by accessing most mutual funds or individual securities available on the market.

Investments as of December 31, 2001 and 2000, were as follows:

	December 31,	
	2001	2000
Cash equivalents	$ 560,247	$ 388,377
Vanguard Wellington Fund	16,752,853	15,460,316
Vanguard Index 500 Fund	30,716,128	35,751,751
Vanguard Retirement Savings Trust	20,467,595	19,737,422
Vanguard Total Bond Market Index Fund	3,426,638	1,825,524
Columbia Small Cap Fund	12,338,922	15,083,109
Janus Twenty Fund	5,258,955	7,261,067
Janus Worldwide Fund	9,856,691	14,353,651
Ivy International Fund	4,144,943	5,564,312
Avista Corporation common stock	35,373,480	45,623,845
Self-directed accounts	1,555,422	1,602,686
Participant loans	2,094,587	2,162,547
	$ 142,546,461	$ 164,814,607

Net appreciation (depreciation) in value of the Plan's investments (including investments bought, sold, and held during the year) for the years ended December 31, 2001 and 2000, was as follows:

	Years Ended December 31,	
	2001	2000
Mutual funds	$ (13,452,135)	$ (16,118,565)
Common stock	(17,430,195)	20,732,972
	$ (30,882,330)	$ 4,614,407

NOTE 5 —EMPLOYEE STOCK OWNERSHIP PLAN:

In April 1990 an Employee Stock Ownership Plan (ESOP) component was added to the Plan. The Corporation and the trustee executed a promissory note in the amount of $14,125,000 in consideration for 500,000 new shares of Corporation stock that were transferred to an ESOP trust fund (number of shares subsequently doubled due to 2-for-1 stock split). As quarterly principal payments are made against the note, a fixed number of shares is released from the trust fund and transferred to the Employee Stock Ownership Plan Fund where they are allocated to Plan participants. The note is to be repaid over a 15-year term at an annual interest rate of 9.5%. Principal payments on this note are as follows:

Years Ending December 31,	Amount
2002	$1,533,750
2003	1,722,000
2004	1,928,250
2005	495,250

The note is collateralized by the unallocated shares of Corporation stock remaining in the trust fund. Allocated and unallocated portions of the ESOP component of the Plan are as follows:

	December 31,			
	2001		2000	
	Allocated	Unallocated	Allocated	Unallocated
Number of Corporation shares	757,128	242,872	685,012	314,988
Cost	$ 10,694,433	$ 3,430,567	$ 9,675,795	$ 4,449,206
Market	$ 10,039,517	$ 3,220,483	$ 14,042,746	$ 6,457,254

NOTE 6 —PARTICIPANT WITHDRAWALS:

Certain participants elected to withdraw from the Plan (e.g., by termination of employment) and were paid subsequent to the Plan's year end. Those withdrawals amounted to $108,000 and $18,723 as of December 31, 2001 and 2000, respectively. For financial reporting purposes, those amounts are not included as distributions in the statements of changes in net assets available for benefits until actually paid.

NOTE 6 —PARTICIPANT WITHDRAWALS (continued):

The Department of Labor requires that participant withdrawals be reported as a liability on Form 5500 in the year the participant withdraws from the Plan. The following is a reconciliation of certain items per the financial statements to Form 5500:

	December 31,	
	2001	2000
Net assets available for benefits per the financial statements	$ 142,978,756	$ 165,251,082
Participant withdrawals payable	(108,000)	(18,723)
Net assets available for benefits per Form 5500	$ 142,870,756	$ 165,232,359
Distributions to participants per the financial statements	$ 8,205,338	$ 14,626,476
Participant withdrawals payable, beginning of year	(18,723)	(718,812)
Participant withdrawals payable, end of year	108,000	18,723
Distributions to participants per Form 5500	$ 8,294,615	$ 13,926,387

NOTE 7 —RELATED-PARTY TRANSACTIONS:

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

SUPPLEMENTAL INFORMATION

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Schedule of Assets Held for Investment Purposes — December 31, 2001

Identity of Issue	Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
Cash equivalents:		
Smith Barney Money Fund	Due on demand, rate fluctuates daily; 524,142 shares	$ 524,142
Self-directed certificates of deposits	Various	30,658
Cash		5,447
		560,247
Common/collective trust:		
Vanguard Retirement Savings Trust	20,467,595 shares	20,467,595
Mutual funds:		
Vanguard Wellington Fund	614,558 shares	16,752,853
Vanguard Index 500 Fund	290,076 shares	30,716,128
Vanguard Total Bond Market Index Fund	337,933 shares	3,426,638
Columbia Small Cap Fund	555,807 shares	12,338,922
Janus Twenty Fund	136,738 shares	5,258,955
Janus Worldwide Fund	224,833 shares	9,856,691
Ivy International Fund	198,798 shares	4,144,943
Total mutual funds		82,495,130
Common stock:		
Avista Corporation	2,667,683 shares	35,373,480
Self-directed securities	Various	1,555,422
Total common stock		36,928,902
Participant loans:		
Participant loans	Interest rates from 6.00% to 10.50% per annum; maturity dates from 2002 to 2011	2,094,587
Total investments		$142,546,461

Since all investments are participant-directed, cost information is omitted in accordance with instructions for preparation of 2001 Form 5500, Return of Employee Benefit Plan.

See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Vice President & Treasurer, responsible for administration of The Investment and Employee Stock Ownership Plan of Avista Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane, State of Washington, on June 27, 2002.

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION

By 

Name: Ronald R. Peterson
Title: Vice President & Treasurer